Exhibit 99.1

Weather Investments exercises option to sell 71 million VimpelCom preferred shares to Telenor

Telenor received on 15 August 2012 a notice from Weather Investments II S.à.r.l stating that Weather Investments was exercising its option to sell 71 million VimpelCom preferred shares to Telenor for a price of USD 113,600,000. Under the terms of the Option Agreement dated 15 February 2012 between Weather Investments and Telenor East Holding II AS, Weather Investments had a put option giving it the right to sell its remaining VimpelCom preferred shares to Telenor. 15 August 2012 was the first day on which such put option was exercisable. Telenor currently anticipates that the completion of the purchase of the VimpelCom preferred shares will occur on or prior to 1 October 2012.

Contacts:

Media:

Dag Melgaard, Communication Manager, Telenor Group

tel: +47 901 92 000 / e-mail: dag.melgaard@telenor.com

Analysts and investors:

Marianne Moe, IR Director, Telenor Group

Tel: +47 916 17 631 / e-mail: marianne.moe@telenor.com